Filed by Swift Transportation Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Filer: Swift Transportation Company

Subject Company: Knight Transportation, Inc.
Commission File No: 001-32396

Date: August 29, 2017

The following was mailed to stockholders of Swift Transportation Company on August 29, 2017.

August 29, 2017

Dear Stockholder:

We have previously sent to you proxy material for the Special Meeting of stockholders of Swift Transportation Company, to be held on September 7, 2017. The Swift Transportation Company Board of Directors unanimously recommends that stockholders vote “FOR” all items on the agenda.

Your vote is important, no matter how many shares you own. If you have not already done so, please vote TODAY by accessing the Internet website specified on the enclosed proxy card, calling the toll-free number specified on your proxy card, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, in each case, prior to 11:59 p.m. (Eastern Time) on September 6, 2017. Please carefully review and follow the specific voting instructions on the enclosed proxy card.

You may change your vote or revoke a proxy at any time before your proxy is voted at the Special Meeting. You can do this by (i) sending a written notice of revocation that is received by Swift prior to 11:59 p.m. (Eastern Time) on September 6, 2017, stating that you would like to revoke your proxy, to the Corporate Secretary, Executive Vice President and General Counsel of Swift Transportation Company at the address listed on the enclosed proxy card; (ii) submitting a new proxy bearing a later date (by telephone, via Internet or by mail) that is received by Swift prior to 11:59 p.m. (Eastern Time) on September 6, 2017; or (iii) attending the Swift special meeting and voting in person.

Very truly yours,

Mickey R. Dragash, Executive Vice President,

General Counsel and Corporate Secretary

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5834.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of Swift Transportation Company’s (“Swift’s”) and Knight Transportation, Inc.’s (“Knight’s”) public filings with the Securities and Exchange Commission (“SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by the Company with the SEC may be obtained free of charge at Swift’s website at http://investor.swifttrans.com/ or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Swift by requesting them in writing to 2200 S. 75th Ave., Phoenix, AZ 85043. The documents filed by Knight with the SEC may be obtained free of charge at Knight’s website at www.knighttrans.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Knight by requesting them in writing to 20002 N 19th Ave, Phoenix, AZ 85027.

Swift has filed a registration statement on Form S-4 (Registration Statement No. 333-218196) containing a Joint Proxy Statement/Prospectus of Swift and Knight in connection with the proposed merger described therein. The Registration Statement was declared effective by the SEC on August 8, 2017 and the Joint Proxy Statement/Prospectus was mailed to stockholders of record as of July 12, 2017, the record date fixed by Swift’s board of directors for the special meeting, on or about August 9, 2017. BEFORE MAKING ANY VOTING DECISION, SWIFT’s AND KNIGHT’s STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY BECAUSE THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER. Swift’s and Knight’s stockholders may obtain, free of charge, a copy of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC from the SEC’s web site at http://www.sec.gov. The content of the website referenced above is not deemed to be incorporated by reference into the Joint Proxy Statement/Prospectus.

NO OFFER OR SOLICITATIONS

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Swift, Knight, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Swift and Knight stockholders in connection with the proposed merger. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Swift and Knight stockholders in connection with the proposed merger is set forth in the definitive Joint Proxy Statement/Prospectus, which was filed with the SEC on August 9, 2017. You can find more detailed information about Swift’s and Knight’s executive officers and directors the definitive Joint Proxy Statement/Prospectus.